May 6, 2008

Mail Stop 4561

Angelo R. Mozilo
Chairman of the Board of Directors and Chief Executive Officer
Countrywide Financial Corporation
4500 Park Granada
Calabasas, CA 91302
By U.S. Mail and facsimile to (818)225-4280

Re: Countrywide Financial Corporation
Form 10-K for the Fiscal Year ended December 31, 2007
File No. 001-12331-01

Dear Mr. Mozilo:

       We have reviewed your letter filed on April 18, 2008 and, in addition to those
issued on May 1, 2008, have the following comments.

Form 10-K for the Fiscal Year ended December 31, 2007
Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 2 – Summary of Significant Accounting Policies
Loans Held for Investment, page F-12

1. We note your response to comment one of our letter dated April 11, 2008. Please
    provide us with additional information to support your assertion that you have the
    ability to hold the mortgage loans transferred to held for investment for the
    foreseeable future, which you define as twelve months. In your response, clarify
    whether this assertion was based on the premise that Countrywide would be acquired,
    and if so, why that assumption was appropriate for evaluating your ability to hold
    these loans.

Note 8 - Loans Held for Investment, Net, page F-40

2. We note your disclosure on page 108 (*Liquidity Management*) that your ability to
    access the public corporate debt markets could be severely limited and your ability to
    attract and retain other sources of funding if your credit rating were to drop below
    "investment grade" would be constrained. Considering the recent downgrade of your
    debt below investment grade by at least one credit rating agency, please tell us

whether you continue to believe you can assert that you have the intent and ability to hold the mortgage loans for the foreseeable future.

*****

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Benjamin Phippen, Staff Accountant, at (202) 551-3697 or me at (202) 551-3872 if you have questions.

Sincerely,

Hugh West
Accounting Branch Chief